SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

FORM 6-K

For the month of February 2006 (February 15, 2006)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Attention ASX Company Announcements Platform

Lodgement of Open Briefing®

Ansell Limited

Level 3

678 Victoria Street

Richmond VIC 3121

Date of lodgement: 15-Feb-2006

Title: Open Briefing®. Ansell. CEO & CFO on FY 06 Outlook

Record of interview:

corporatefile.com.au

Ansell Limited today reported net profit of US$42.4 million in the first half ended December 2005 (pre-SPT), up 7.1 percent from the previous corresponding period. Margin pressure increased across the reporting segments in the latest period. What were the main factors behind the margin deterioration, and how is the company seeking to address these issues?

CEO Doug Tough

Cost increases in natural rubber latex, synthetics and energy were the primary reasons. During the first half, the average latex price quoted by the Malaysian Rubber Board was 31 percent higher than in the corresponding prior period. The magnitude of this cost increase was unexpected, and we were only able to increase some selling prices effective in the second half. So far, customers have responded reasonably favourably and we should see some benefits in the coming months.

CFO Rustom Jilla

We’re evaluating alternative materials and technologies, and reviewing our product portfolio to address what might be a medium term problem if latex prices stay high.

corporatefile.com.au

You’ve confirmed your EPS guidance for the current year at the lower end of the range of US54 to 57 cents. Why have you adopted a more cautious tone to your guidance?

CEO Doug Tough

In a nutshell - latex costs. We’ve recently increased selling prices of some products, which will partially offset higher latex costs and have, through plant productivity and sourcing initiatives, covered the majority of our non-latex cost increases. We’ve also implemented an overhead cost reduction program and have benefited from having locked in lower interest rates on our debt. However, all this can’t quite offset higher latex costs.

corporatefile.com.au

Given EPS of US26.5 cents in the first half, your guidance implies EPS of at least US27.5 cents in the second. Given that Ansell’s earnings are typically weighted toward the second half, is that too conservative?

CEO Doug Tough

We typically have a stronger second half in terms of both sales and EBIT and this year should be no different. However, our guidance incorporates the effect of the recent surge in latex costs and assumption that selling price increases will claw only some of this back.

CFO Rustom Jilla

Latex prices are typically at least 10 to 15 percent higher in the second half than in the first, due to the seasonal effect on output of “wintering”. However, in the current second half we would not be surprised to see latex prices 20 percent higher on average than in the first half.

corporatefile.com.au

You’ve just announced the acquisition of 75 percent of Chinese condom marketer Wuhan Jissbon Sanitary Products Company. What is Ansell’s strategy and long-term development potential in China? Do you anticipate significant capital investment in order to develop the business?

CEO Doug Tough

Jissbon has a marketing and distribution network across more than 200 cities and is a great launching pad for our products in China. The Jissbon name translates as James Bond, and is one of the premier condom brands in China. Strategically we see China as a major opportunity. It’s one of the world’s largest and fastest growing consumer markets and is emerging as a powerful manufacturing base. We’re also establishing Ansell (Shanghai) Commercial and Trading - which will be the springboard for our Occupational products in a market that’s demanding better worker safety. Longer term our strategy is to have all three of our businesses operating in China.

CFO Rustom Jilla

Jissbon is a marketing company and not a manufacturer. Introducing Ansell brands and growing Jissbon’s reach may require some capital investment in distribution but the condoms themselves will be supplied from our existing plants.

corporatefile.com.au

What impact is the acquisition of Jissbon expected to have on sales and earnings in the current year and going forward?

CFO Rustom Jilla

We are optimistic that Chinese government approval will come through in the fourth quarter so the sales impact, though positive, will be minimal this year and EPS neutral. However, we do expect Jissbon to be earnings accretive from fiscal 2007 onwards.

corporatefile.com.au

You’ve indicated that Ansell is now looking to grow and you have made your first acquisition since 2000. What other plans do you have to grow the company?

CEO Doug Tough

We keep looking for acquisitions (bolt on or transformational) that offer not just strategic fit but also increase shareholder value. However, there is fierce competition from financial buyers who frankly may have a shorter time horizon than us. So we’ll be focused and disciplined in our pursuits but we will not overpay.

corporatefile.com.au

Occupational Healthcare booked EBIT of US$28.5 million in the first half, down 3 percent, on sales of US$198.7 million, flat compared with the previous corresponding period. What were the factors behind sluggish sales in the mature European and US markets and are cost pressures being felt equally in the different geographies?

CEO Doug Tough

Cost pressures are a fact of life and higher natural latex and synthetic costs affected all geographies to some extent. The factors contributing to sluggish sales varied by market, for example the ban on beef exports to Japan hurt our US food service business. More importantly we expect a stronger relative performance in the second half.

corporatefile.com.au

Within the Occupational segment, the HyFlex glove family continued to see strong volume growth, up 21 percent in the first half. To what extent has the recent growth been driven by new HyFlex variants and are there any signs of a weakening in margins?

CFO Rustom Jilla

There were some margin pressures. However, volumes grew faster than revenues mostly due to new HyFlex PU variants accounting for the bulk of the unit growth.

corporatefile.com.au

You’ve highlighted the launch of new Ansell Grip Technology. What prospects do you foresee for the technology, and what markets are you targeting?

CEO Doug Tough

Ansell Grip Technology is a unique patent-pending technology that’s a step change improvement on existing products, including our own. AlphaTEC is a synthetic glove with chemical resistance and phenomenal grip and hence ergonomic benefits as well. We’ll be targeting markets where operators work in an oily or slippery environment.

corporatefile.com.au

In Professional Healthcare, you booked EBIT of US$15.5 million, up 1 percent compared with the previous period, on sales of US$139.1 million, up 4 percent. Margins contracted from 11.5 percent to 11.2 percent. Can you differentiate the impact on margins of pricing as opposed to cost pressures and what is the outlook for margins in the second half?

CFO Rustom Jilla

The primary impact was from latex costs. Surprisingly however, we saw pricing pressure earlier this year in exam gloves. We’ve also seen some aggressive pricing in powdered surgical gloves in Europe. Margins in the second half will probably be at around first half levels or slightly lower. New products and pricing increases will be positives but higher latex costs (versus the first half) are expected to offset these.

corporatefile.com.au

In Consumer Healthcare, Ansell booked EBIT of US$9.4 million in the first half, down from US$10.3 million previously. You’ve indicated problems in the US and that the US FDA detention of condoms made at Ansell’s Suratthani plant cost US$1million. What has been the trend in Ansell’s condom market share in the US and what has been done to ensure that the Suratthani problem does not reoccur?

CEO Doug Tough

Based on the most recent Nielsen surveys we believe our US market share has declined slightly. Clearly we’re not in a position to increase share without significant promotional spending; it’s such a competitive market. However we’ve led with category innovation with new products such as Vibe, Sustain and Excite.

Suratthani is an excellent plant and we pride ourselves on manufacturing a top quality product. We took the detention very seriously and formed a team of internal experts from around the world to review the plant. This independent review revealed some opportunities for improvement, which are being addressed.

corporatefile.com.au

In broad terms, what has been the impact of AIFRS on Ansell in this introductory year?

CFO Rustom Jilla

Basically, AIFRS has improved our results from those reported last year. The most significant P&L change was that amortisation of goodwill is no longer required. On the balance sheet the major impact was that previous year equity numbers were adjusted for deficits in defined benefit pension plans, and the goodwill amortised last year was written back. These adjustments caused last year’s first half EBIT and profit attributable to increase by US$7.9 million and EPS by US4.5 cents respectively, and return on equity (ROE) to increase from 11.2 percent to 14.2 percent.

Note that we had already allowed for the AIFRS changes in our EPS forecast for fiscal 2006 when we initially provided guidance.

corporatefile.com.au

Ansell had free cash flow of US$49.9 million in the first half, and you’ve announced an on-market share buy-back of up to A$100 million which will soak up much of the A$122 million received from selling SPT. If you’re unable to execute a major acquisition in the near term, would you seek to return funds to shareholders in some form?

CFO Rustom Jilla

We’ve maintained a strategy of balanced capital management for some years. We would like to use our surplus cash for acquisitions, buy-backs and dividends. We certainly do not intend allowing excess cash to build up. As previously stated, we’re comfortable with a balance sheet with gearing in the range of 30 to 35 percent.

CEO Doug Tough

We’ve steadily increased our dividends in the last three years. We’ve just announced an interim dividend of A$0.09 per share, up from A$0.07 – and we would like to see future dividends increasing further. But as our dividends are unfranked, buy-backs are a more tax-effective way of returning surplus funds and our goal is to maximise total shareholder return.

corporatefile.com.au

Thank you Doug and Rustom.

For more information about Ansell, visit www.ansell.com or call David Graham on (+61 3) 9270 7215

For previous Open Briefings by Ansell, or to receive future Open Briefings by e-mail, visit www.corporatefile.com.au

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: February 15, 2006